Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2025

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission (the “2025 Form 20- F”) under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2025 Form 20-F.

Unless otherwise indicated or the context requires otherwise, “we”, “us” or the “Company” in this prospectus are to E-Home Household Service Holdings Limited and its subsidiaries in the context of describing our business, operations and consolidated financial information.

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 21 provinces in China. Currently, these services primarily include home appliance services (mainly installation and maintenance services of home appliance) and housekeeping services. For our installation and maintenance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We have partnerships with more than 1,700 individuals and service stores providing these services in China. We currently have more than 2,800 cleaners and nannies in our network providing our housekeeping and care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services (mainly installation and maintenance of home appliance). In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. We have also launched our senior care services in August 2019 and eventually ceased such business in December 2024 due to difficulties in development of new customers and decreased revenue generated from existing customers. We currently have approximately 490 employees to support our operations.

We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in the PRC, and from providing educational consulting services to our customers through our subsidiaries that we acquired during the fiscal year ended June 30, 2023. We sold the pharmaceutical business in October 2024 due to the price control on generic drugs imposed by Chinese government and difficulties to growth business and generate profits.

Our overall revenue from continuing operations for the six months ended December 31, 2025 decreased to approximately $26.29 million from approximately $26.36 million (reclassified) for the six months ended December 31, 2024, representing a slight decrease of approximately $0.07 million, or 0.3%. Our net loss from continuing operations for the six months ended December 31, 2025 decreased to approximately $0.11 million from $5.06 million (reclassified) for the six months ended December 31, 2024, representing a decrease in net loss of approximately $4.95 million, or 97.8%.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	industry demand;

●	contract pricing and terms;

●	competition in the home appliance services, housekeeping services and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is currently no estate duty, inheritance tax, or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors-Risks Related to Doing Business in China-We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Value Added Tax

Our revenues from installation and maintenance services, housekeeping services, and senior care services, which are classified as household services industry, are subject to a value-added tax, or VAT, rate of 6%. Upon the implementation of the preferential tax policy under the Announcement on Tax Policies for Community Family Services such as Elderly Care, Childcare, and Domestic Services (Caishui [2019] No. 76) issued by the Ministry of Finance and other relevant PRC authorities, these services have been exempt from VAT. Sales of goods in connection with the provision of such services are subject to a VAT rate of 13%.

Our revenue from educational consulting services is subject to a VAT tax rate of 6%.

Withholding Tax on Dividends

Dividends paid by E-Home WFOE to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Risk Factors-Risks Related to Doing Business in China-There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Reportable Segments

As of December 31, 2025, our operations are organized into four reportable segments: installation and maintenance services, housekeeping services, senior care services, and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are reviewed, and strategic decisions are made on the basis of segmental profit margins.

Critical Accounting Policies

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the condensed consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying condensed consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, deposits, and other current assets, useful lives of property, plant and equipment, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Leases

From July 1, 2018, we adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the condensed consolidated balance sheets. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, we elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended December 31, 2025 and 2024.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Revenue recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, pursuant which revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to receive in exchange for those goods or services.

We generate revenues primarily from appliance installation & maintenance services, housekeeping services, senior care services, sales of pharmaceutical products, and educational consulting services. The sales of pharmaceutical products business have been discontinued since November 2024, as we disposed of our subsidiary Zhongrun.

We sell our goods and services through a third-party service provider WeChat platform. Our revenues are subject to VAT. To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consist of the following services: technical home installation and repair, maintenance, and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We act as principal and have contracts with third-party service providers (i.e., service outlets) who act as agents. We are responsible for market development and providing the customer information to the service provider, directing the outlet to provide services, and coordinating with the customer, while the service provider provides the door-to-door service. The price of services is set by our company, and the service provider is only responsible for the collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay our company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, maternity matron, and personnel staffing. Revenues from housekeeping are generally recognized at a point in time upon completion of services to the customer based on the relative selling price method. For certain cleaning service orders provided to corporate clients under service arrangements that cover a specified period, revenues are recognized over time based on the progress toward completion of the performance obligation, as the services are rendered.

The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including heart rate test, daily steps count, location and track record, call for help by WeChat or phone, and other care services, including nanny service rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue from the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch, and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognize revenues at the gross amount received for the services.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, we also sell household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. We did not sell these household appliance accessories separately. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, we regard these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, we disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time, while revenue from care services is recognized over a period.

Educational consulting services

We also generate revenues from providing educational consulting services to customers. Revenues from educational consulting services are recognized at the time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine that we are a principal and recognize revenues at the gross amount received for the services.

Recent accounting pronouncements

In July 2024, the FASB issued ASU 2024-03, Income Statement — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to provide more detailed disaggregation of certain expense line items presented in the income statement, including the amounts related to employee compensation, depreciation, amortization, and inventory and manufacturing expense, among others. The objective of this update is to enhance the transparency and decision-usefulness of expense information provided to investors. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of the adoption of this ASU on its consolidated financial statement disclosures and expect the standard will primarily affect the level of expense disaggregation presented in the notes to the condensed consolidated financial statements rather than recognition or measurement.

In January 2025, the FASB issued ASU 2025-01 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. We expect the adoption of this ASU will not have a material effect on our condensed consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. We expect the adoption of this ASU will not have a material effect on our condensed consolidated financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. We expect the adoption on this ASU will not have a material effect on our condensed consolidated financial statements.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our condensed consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Results of Operations

Comparison of Six Months Ended December 31, 2025 and 2024

The following table shows key components of our results of operations during the six months ended December 31, 2025 and 2024, in dollars and as a percentage of our total revenues.

	Six months ended December 31, 2025		Six months ended December 31, 2024 (reclassified)
	Amount	% of Revenues	Amount	% of Revenues
Revenues
Installation and maintenance services	$17,457,726	66.4	$16,896,126	64.1
Housekeeping services	8,834,110	33.6	8,609,890	32.7
Senior care services	-	-	354,688	1.3
Educational consulting services	-	-	502,957	1.9
Total revenues	26,291,836	100.0	26,363,661	100.0
Total cost of revenues	20,135,396	76.6	20,502,564	77.8
Gross profit	6,156,440	23.4	5,861,097	22.2
Operating expenses
Sales and marketing expenses	4,472,887	17.0	8,758,578	33.2
General and administrative expenses	1,809,722	6.9	2,287,313	8.7
Total operating expenses	6,282,609	23.9	11,045,891	41.9
Loss from operations	(126,169)	(0.5)	(5,184,794)	(19.7)
Other income (expenses), net
Interest income	146,568	0.6	178,181	0.7
Other expenses, net	(111,864)	(0.4)	(53,230)	(0.2)
Total other income, net	34,704	0.2	124,951	0.5
Loss before income taxes	(91,465)	(0.3)	(5,059,843)	(19.2)
Income tax expense	(18,261)	(0.1)	-	-
Net loss from continuing operations	(109,726)	(0.4)	(5,059,843)	(19.2)
Net income from discontinued operations	-	-	2,768,228	10.5
Net loss	$(109,726)	(0.4)	$(2,291,615)	(8.7)
Net income attributable to non-controlling interests	52,052	0.2	-	-
Net loss attributable to company shareholders	$(161,778)	(0.6)	$(2,291,615)	(8.7)

Revenues. We generate revenues from providing installation and maintenance services, housekeeping services, senior care services and educational consulting services. For the six months ended December 31, 2025, we generated total revenue of $26,291,836, representing a slightly decrease of $71,825, or 0.3%, compared to $ 26,363,661 for the six months ended December 31, 2024. Such decrease was primarily attributable to the cessation of our senior care services in the second half of 2024, which resulted in a decrease of $354,688 in related revenue, and the cessation of our educational consulting services in July 2025, which resulted in a decrease of $502,957 in related revenue, offset by the increase of $561,600 in revenue from our installation and maintenance services and the increase of $224,220 in revenue from our housekeeping services.

Revenue from installation and maintenance services slightly increased by $561,600, or 3.3%, to $17,457,726 for the six months ended December 31, 2025 from $16,896,126 for the six months ended December 31, 2024. Installation and maintenance services accounted for 66.4% of our total revenue for the six months ended December 31, 2025, as compared to 64.1% of our total revenue for the six months ended December 31, 2024. Revenue from housekeeping services amounted to $8,834,110 for the six months ended December 31, 2025, representing a slight increase of $224,220, or 2.6%, from $8,609,890 for the six months ended December 31, 2024. Housekeeping services accounted for 33.6% of our total revenue for the six months ended December 31, 2025, as compared to 32.7% of our total revenue for the six months ended December 31, 2024. The increases in revenues from installation and maintenance services and housekeeping services were modest, primarily reflecting the Company’s relatively stable and established base of registered users on its service platform, which resulted in consistent demand for these services. In addition, revenue recognized over time from certain contracted housekeeping projects also supported the overall revenue growth during the period.

For the six months ended December 31, 2024, we generated revenue from senior care services in an amount of $354,688, or 1.3% of our total revenue. We ceased offering senior care services in the second half of 2024 due to the decline in market demand for our senior care products and services, which made it increasingly difficult to acquire new customers or generate revenue from existing ones. For the six months ended December 31, 2025, we generated no revenue from senior care services. The cessation of this business contributed to the decrease in our total revenue for the period. We do not expect this business line to contribute to our revenues in future periods or any material ongoing cash requirements or obligations related.

For the six months ended December 31, 2024, we generated revenue from educational consulting services in an amount of $502,957, or 1.9% of our total revenue. We ceased offering these educational consulting services in July 2025 due to the reduced demand for our services, as our corporate clients tightened training and external service budgets under macroeconomic pressure. As a result, we generated no revenue from educational consulting services for the six months ended December 31, 2025. The cessation of this business contributed to the decrease in our total revenue for the period. We do not expect this business line to contribute to our revenues in future periods or any material ongoing cash requirements or obligations related.

Cost of revenues. Our cost of revenues includes service fees paid to staff, outlets and service providers/suppliers for the services rendered and the cost of accessories sold. Our cost of revenue slightly decreased by $367,168, or 1.8%, to $20,135,396 for the six months ended December 31, 2025 from $20,502,564 for the six months ended December 31, 2024.

Our gross profit increased by $295,343, or 5.0%, to $6,156,440 for the six months ended December 31, 2025 from $5,861,097 for the six months ended December 31, 2024. Our overall gross margin for the six months ended December 31, 2025 and 2024 were 23.4% and 22.2%, respectively.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses decreased by $4,285,691, or 48.9%, to $4,472,887 for the six months ended December 31, 2025 from $8,758,578 for the six months ended December 31, 2024. Such decrease was primarily attributable to the expiration of several advertising agreements in the first half of 2025, which were not renewed, resulting in lower advertising expenses, as well as reduced marketing and promotion fees paid to our service channels. As a percentage of revenue, sales and marketing expenses decreased from 33.2% for the six months ended December 31, 2024 to 17.0% for the six months ended December 31, 2025.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance and benefits, office leases, general office expenses, estimated credit loss and depreciation. Our general and administrative expenses decreased by $477,591, or 20.9%, to $1,809,722 for the six months ended December 31, 2025 from $2,287,313 for the six months ended December 31, 2024 (reclassified). Such decrease was primarily due to a reduction in estimated credit loss recognized on accounts receivable, as well as cost control measures implemented by our PRC subsidiaries to reduce administrative expenses. As a percentage of revenue, general and administrative expenses decreased to 6.9% for the six months ended December 31, 2025 from 8.7% for the six months ended December 31, 2024.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $126,169 for the six months ended December 31, 2025, representing a decrease of $5,058,625 in loss from operations, compared to $5,184,794 for the six months ended December 31, 2024.

Total other income (expenses), net. We recorded $34,704 in total other income for the six months ended December 31, 2025, as compared to $124,951 in total other income for the six months ended December 31, 2024. Total other income, net, for the six months ended December 31, 2025 consisted of interest income in the amount of $146,568, offset by and other non-business expenses of $111,864. Total other income, net, for the six months ended December 31, 2024 consisted of interest income in the amount of $178,181, offset by and other non-business expenses of $53,230.

Income tax expense. We recorded income tax expenses of $18,261 and $Nil for the six months ended December 31, 2025 and 2024, respectively. The income tax expense of $18,261 for the six months ended December 31, 2025 was resulted from the income before income taxes from our operating subsidiaries in PRC. See also “Taxation” above.

Net loss from continuing operations. As a result of the cumulative effect of the factors described above, our net loss from continuing operations decreased by $4,950,117, or 97.8%, to $109,726 for the six months ended December 31, 2025 from $5,059,843 for the six months ended December 31, 2024.

Net income from discontinued operations. For the six months ended December 31, 2025, the Company had no discontinued operations, compared to net income from discontinued operations of $2,768,228 for the six months ended December 31, 2024.

During the six months ended December 31, 2024, we disposed of our 75% equity interest in Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements. As a result, we recognized loss from discontinued operations, net of income taxes of $58,789 and gain on disposal of discontinued operations, net of tax of $2,827,017, respectively.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders decreased by $2,181,889, or 95.2%, to $109,726 for the six months ended December 31, 2025 from $2,291,615 for the six months ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025 and June 30, 2025, we had cash, cash equivalents and restricted cash of $262,708,875 and $173,023,447, respectively. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

We believe that our current levels of cash and cash flows from operations and equity financing will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

	Six months ended December 31,
	2025	2024
Net cash provided by (used in) operating activities	$1,408,513	$(322,441)
Net cash provided by (used in) investing activities	33,785,219	(31,930,000)
Net cash provided by financing activities	50,230,299	64,662,822
Net increase in cash and cash equivalents	85,424,031	32,410,381
Effect of currency translation	4,252,972	(765,098)
Cash, cash equivalents and restricted cash at beginning of the period	173,031,872	100,665,223
Cash, cash equivalents and restricted cash at end of the period	$262,708,875	$132,310,506

Operating Activities

For the six months ended December 31, 2025, net cash provided by operating activities was $1,408,513, representing an increase of $1,730,954 in cash flows compared to net cash used in operating activities of $322,441 for the six months ended December 31, 2024. The increase in cash inflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the six months ended December 31, 2025 of $109,726, compared with a net loss of $2,291,615 for the six months ended December 31, 2024. Excluding the adjustments of non-cash items, net income for the six months ended December 31, 2025 was $341,491 and net loss for the six months ended December 31, 2024 was $4,668,751, respectively. This represents an increase in cash inflow of $5,010,242 for the six months ended December 31, 2025, compared with the six months ended December 31, 2024.

b)	Change in accounts receivable was $21,003 net cash inflow for the six months ended December 31, 2025. For the six months ended December 31, 2024, change in accounts receivable was $353,314 net cash inflow, which led to a $332,311 decrease in net cash inflow from operating activities. Decrease in accounts receivable for the six months ended December 31, 2025 was primarily attributable to collection of accounts receivable generated from prior periods.

c)	Change in prepayments, deposits and other current assets was $1,195,461 net cash inflow for the six months ended December 31, 2025. For the six months ended December 31, 2024, change in prepayments, deposits and other current assets was $3,374,159 net cash inflow, which led to a $2,178,698 decrease in net cash inflow from operating activities. Decrease in prepayments, deposits and other current assets for the six months ended December 31, 2025 was primarily attributable to the expiration of several advertising agreements in the first half of 2025, which were not renewed, resulting in lower prepaid marketing expenses.

d)	Change in accounts payable and accrued expenses was $325,006 net cash outflow for the six months ended December 31, 2025. For the six months ended December 31, 2024, change in accounts payable was $684,230 net cash outflow, which led to a $359,224 increase in net cash inflow from operating activities. Decrease in accounts payable and accrued expenses for the six months ended December 31, 2025 was primarily attributable to a decrease in other payables arising from business operations.

Investing Activities

For the six months ended December 31, 2025, net cash provided by investing activities was $33,785,219. Net cash provided by investing activities for the six months ended December 31, 2025 consisted of collection of loans made to several third-party companies and interest related to the loans of $33,632,933, and collection from related parties of $152,286.

For the six months ended December 31, 2024, net cash used in investing activities was $31,930,000. Net cash used in investing activities for the six months ended December 31, 2024 consisted of loans made to several third-party companies of $31,930,000, which are expected to be repaid by October 30, 2025.

Financing Activities

Net cash provided by financing activities was $50,230,299 for the six months ended December 31, 2025, which consisted of proceed from the issuance of shares in the amount of $50,165,379, and cash received from related parties in the amount of $64,920 for temporary use.

Net cash provided by financing activities was $64,662,822 for the six months ended December 31, 2024, which consisted of proceed from the issuance of shares in the amount of $65,000,257, offset by cash paid to related parties in the amount of $337,435.

Capital Expenditures

We made capital expenditures of $Nil and $Nil for the six months ended December 31, 2025 and 2024, respectively. We currently do not anticipate significant capital expenditures in the near term; however, we may incur capital expenditures in the future as our business grows.

Holding Company Structure

E-Home Household Service Holdings Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or our other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to E-Home Household Service Holdings Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds.